APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

KIDS AND COFFEE, LLC
Income Statement - unaudited
For the periods ended 12/31/2022

	Current Period
	01/01/2022 to 12/31/2022
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	**-**
GROSS PROFIT (LOSS)	**-**
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	**-**

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

KIDS AND COFFEE, LLC
Balance Sheet - unaudited
For the period ended 12/31/2022

	Current Period
	31-Dec-22
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

KIDS AND COFFEE, LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/2022

	Current Period
	01/01/2022 to 12/31/2022
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	#REF!
CASH - ENDING	#REF!

I, Vivian Ho, certify that:

1. The financial statements of Kids & Coffee, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Kids & Coffee, LLC has not been included in this Form as Kids & Coffee, LLC was formed on 10/12/2022 and has not filed a tax return to date.

Signature   *Vivian Ho*

Name: Vivian Ho

Title: Owner